EXHIBIT 99.1

Founder Shareholders Agreement

of

Hainan Nonferrous Metal Mining Co., Ltd.

By and Among:

Hainan Jindi Industry Corporation.

Yunnan Feishang Mining Co., Ltd.

Yangpu Fengyu Industry Development Co., Ltd.

[ Li Xiaoping, Huang Shan, Yu Guangquan,]

[Lin Yingtao, Yi Wenkui, Zhou Tianyu,]

Content

Chapter I	Definitions and explanations	2
Chapter II	Founder shareholders	3
Chapter III	Stock company	4
Chapter IV	Business objective and business scope	5
Chapter V	Registered capital and contribution method	5
Chapter VI	Organization structure	7
Chapter VII	Finance, accounting and auditing	8
Chapter VIII	Profit appropriation and loss recovery	9
Chapter IX	Confidentiality	9
Chapter X	Force Majeure	11
Chapter XI	Liability for Breach of Contract	12
Chapter XII	Operation term, termination and dissolution of the company	12
Chapter XIII	Applicable laws and arbitration	13
Chapter XIV	Notice and correspondence	14
Chapter XV	Approval and effectiveness	15

WHEREAS, the Parties mutually agree to accept the principles provided in the Cooperation Agreement, which was signed by Hainan Jindi Industry Corporation and Shenzhen Feishang Industry Development Co., Ltd. on August 28, 2007.

WHEREAS, the Parties agree to jointly establish Hainan Nonferrous Metal Mining Co., Ltd. in accordance with the provisions of the Company Law of the People’s Republic of China and other applicable laws and regulations.

NOW THEREFORE, the Parties hereto agree to enter into this Agreement.

(The above covenants form an integral part of this Agreement).

Chapter I Definitions and explanations

Article 1

Unless the context otherwise requires, the following words and expressions shall have the following meanings:

1.	Hainan Jindi	Hainan Jindi Industry Corporation
2.	Yunnan Feishang	Yunnan Feishang Mining Co., Ltd.
3.	Yangpu Fengyu	Yangpu Fengyu Industry Development Co., Ltd.
4.	Natural person founder shareholders or natural person shareholder	The six (6) natural persons who intend to invest in Hainan Nonferrous
5.	The Parties	Hainan Jindi, Yunnan Feishang, Yangpu Fengyu and all the natural person founder shareholders.
6.	One Party	Hainan Jindi, Yunnan Feishang, Yangpu Fengyu or any natural person founder shareholders.
7.	Any other Party	From One Party’s point of view, it refers to any of the other Parties who own the registered capital of the company.
8.	Hainan Nonferrous or the Stock Company	“Hainan Nonferrous Metal Mining Co., Ltd.” as defined in Article 4 of this Agreement
9.	Third Party	Any other company, corporation, unit or individual, other than the Parties to this Agreement and Hainan Nonferrous.
10.	The Agreement or this Agreement	The Founder Shareholders Agreement of Hainan Nonferrous Metal Mining Co., Ltd. signed by the Parties.
11.	Articles of Association	Articles of Association of Hainan Nonferrous Metal Mining Co., Ltd. signed by the Parties, unless the context otherwise requires
12.	Company Law	Company Law of the People’s Republic of China.

Chapter II Founder shareholders

Article 2

The Parties to this Agreement, being the founder shareholders who jointly establish the Stock Company, include:

Hainan Jindi Industry Corporation, with its address at 3/F., Communications Square, 49 Nansha Road, Haikou. The legal representative is Cai Renjie.

Yunnan Feishang Mining Co., Ltd., a limited liability company registered with Yunnan Administration Bureau for Industry and Commerce, with its address at Room 205, 14/F., Meiya Building, Middle Renmin Road, Kunming. The legal representative is Jia Zhigang.

Yangpu Fengyu Industry Development Co., Ltd., a limited liability company registered with HainanYangpu Administration Bureau for Industry and Commerce, with its address at 88 Yantian, Xinyingwan, Yangpu. The legal representative is Xie Yashi.

Li Xiaoping (Natural person founder shareholder), is a PRC resident (ID Card No. 432524197309110067), with address at the 3rd residential group in Shanzhou Village, Shangmei Town, Xinhua County, Hunan Province.

Huang Shan (Natural person founder shareholder), is a PRC resident (ID Card No. 410504196302201016), with address at dormitory of Bureau of Geological Exploration of Hainan Province which is No.1, Jindi Road, Longhua District, Haikou City, Hainan Province.

Yu Guangquan (Natural person founder shareholder), is a PRC resident (ID Card No. 43062419681103971X), with address at the 10th Group, Donghu Village, Wenxing Town, Xiangyin County, Hunan Province.

Lin Yingtao (Natural person founder shareholder), is a PRC resident (ID Card No. 46000119840506073X), with address at No. 485, Lumo Road, Hongshan District, Wuhan City, Hubei Province.

Yi Wenkui (Natural person founder shareholder), is a PRC resident (ID Card No. 460031640424041), with address at dormitory of Bureau of Geological Exploration of Hainan Province which is No.1, Jindi Road, Longhua District, Haikou City, Hainan Province.

Zhou Tianyu (Natural person founder shareholder), is a PRC citizen (ID Card No. 460031196708150416), with address at dormitory of Bureau of Geological Exploration of Hainan Province which is No.1, Jindi Road, Longhua District, Haikou City, Hainan Province.

Chapter III The Stock Company

Article 3

The Parties agree to establish the Stock Company in Haikou, Hainan Province in accordance to the applicable provisions of Company Law, other laws and regulations in China. The Stock Company shall use the name provided in Article 4 , and location at the address provided in Article 5 of this Agreement. All the Stock Company’s activities shall comply with the applicable provisions of the laws and regulations of the People’s Republic of China as well as the provisions of this Agreement and the Articles of Association.

Article 4

The name of the Stock Company shall be “Hainan Nonferrous Metal Mining Co., Ltd.”, (which has been approved).

Article 5

The address of the Stock Company shall be located at Caihong Building, Haikou, Hainan Province. The Stock Company may lawfully establish branches and offices in any other places as required and in compliance with the laws.

Article 6

Hainan Nonferrous shall be a limited liability joint stock company established and registered by the Parties in accordance with the Company Law. The total assets of the Stock Company shall be divided into shares with the same nominal value, and the liabilities of the shareholders are limited to their respective amount of shares acquired. The Stock Company’s liabilities are limited to the extent of all of its assets.

Article 7

According to the Company Law and this Agreement, the Parties shall register the Stock Company with the Hainan Administration Bureau for Industry and Commerce and submit application for a business license within thirty (30) days after the Agreement becomes effective. The date of establishment of the Stock Company shall be the date of issuance of the business license.

Chapter IV Business objective and business scope

Article 8

The business objective of the Stock Company includes: to explore the mineral resources in Hainan and other regions with the capital and matured exploration technologies of the Parties; to translate the regional resources into economic benefits; to promote the development of regional economy; and to provide the Parties with satisfactory economic returns and social benefits.

Article 9

The business scope of the Stock Company includes: exploration, development and deep processing of mineral resources and trading of mineral products. The final business scope will be subject to the approval by the relevant registration authority as stated in the business license issued to the Stock Company.

Chapter V Registered capital and contribution method

Article 10

The registered capital of the Stock Company shall be RMB 68 million.

Article 11

Hainan Jindi shall contribute RMB 27.2 million in cash, accounting for 40% of the registered capital of the Stock Company.

Article 12

Yunnan Feishang shall contribute RMB 20.4 million in cash, accounting for 30% of the registered capital of the Stock Company.

Article 13

Yangpu Fengyu shall contribute RMB 12.24 million in cash, accounting for 18% of the registered capital of the Stock Company.

Article 14

The six natural person shareholders shall contribute in total RMB 8.16 million in cash, collectively accounting for 12% of the registered capital of the Stock Company.

Name of natural person	ID Card Number	Contribution (in RMB10,000)	Proportion of shares (%)
Li Xiaoping	432524197309110067	240.8	3.5412
Huang Shan	410504196302201016	213.5	3.1397
Yu Guangquan	43062419681103971X	208.0	3.0588
Lin Yingtao	46000119840506073X	66.7	0.9809
Yi Wenkui	460031640424041	65.0	0.9559
Zhou Tianyu	460031196708150416	22.0	0.3235
Total		816	12%

Article 15

The Parties shall fulfill their respective capital contribution in one lump sum within 30 working days from the date after this Agreement becomes effective.

Article 16

The founder shareholders shall not transfer their shares in the Stock Company within one year commencing the date of establishment of the Stock Company.

Chapter VI  Organization structure

Article 17

The Stock Company shall convene shareholders’ meeting in accordance with the provisions of the Company Law. The shareholders’ meeting is the power of authority of the Stock Company, with its rights and duties provided in the Articles of Association.

Article 18

The Stock Company shall establish the board of directors in accordance with the provisions of the Company Law. The board of directors shall comprise seven (7) directors, who are elected in the shareholders’ meeting. Hainan Jindi shall nominate three (3) director candidates, Yunnan Feishang shall nominate two (2) director candidates, Yangpu Fengyu shall nominate one (1) director candidate and the natural person shareholders shall jointly nominate one (1) director candidate.

The board of directors shall be responsible to the shareholders’ meeting with its responsibilities and powers provided in the Articles of Association.

Article 19

The Stock Company shall have one (1) chairman and one (1) vice chairman. The chairman shall be nominated by Hainan Jindi and the vice-chairman shall be nominated by Yunnan Feishang.

Article 20

The Stock Company shall establish an audit committee in accordance with the provisions of the Company Law. The audit committee shall comprise three (3) audit committee members. The natural person founder shareholders shall nominate one (1) audit committee chairman, Yunnan Feishang shall nominate one (1) audit committee member and Yangpu Fengyu shall nominate one (1) audit committee member. The duties and powers of the audit committee are provided in the Articles of Association.

Article 21

The general manager shall be responsible for the daily operation and management of the Stock Company. The duties and powers of the operation and management team are provided in the Articles of Association.

The general manager shall be nominated by Hainan Jindi, and the chief financial officer shall be nominated by Yunnan Feishang. The general manager and the chief financial officer shall be appointed by the board of directors with a three-year term.

Chapter VII Finance, accounting and auditing

Article 22

The Stock Company shall pay taxes in accordance with the provisions of all the applicable laws and rules.

Article 23

The fiscal year of the Stock Company shall be from January 1 to December 31 of each calendar year.

Article 24

The Stock Company shall establish financial and accounting system in accordance with relevant provisions of People’s Republic of China concerning financial and accounting systems.

Article 25

The Stock Company shall, within the fiscal year, prepare monthly financial statements within ten (10) days after the end of each month and distribute copies of such financial statements to all shareholders and directors. The Stock Company shall prepare annual financial statements within thirty (30) days after the end of each fiscal year and distribute copies of such financial statements to all shareholders and directors. The annual financial statements shall be audited and certified to be authentic, true and correct by qualified independent accounting firm. In the first three months of each fiscal year, the general manager shall liaise with the financial department to prepare balance sheet, income statement and profit appropriation plan for the previous year and submit them in the directors’ meeting for review.

Article 26

Every shareholder shall have the right to appoint an accounting firm to audit the accounts and records of the Stock Company at any time within three months after the end of each fiscal year, at the cost of such shareholder.

Chapter VIII Profit appropriation and loss recovery

Article 27

The profit appropriation plan of the Stock Company shall be prepared by the board of directors and be approved in the shareholders’ meeting. The distributable profit of the Stock Company shall be distributed in proportion to the amount of shares held by each shareholder.

Article 28

The Stock Company shall appropriate 10% of the after taxes profit to statutory reserves.

Article 29

The board of directors shall, in accordance with the provisions of this Agreement, prepare the profit appropriation and loss recovery plan of the prior year at the board meeting held in the first quarter of each fiscal year and submit to the shareholders’ meeting for approval.

Chapter IX  Confidentiality

Article 30

The Stock Company shall establish confidentiality system as required for commercial and technological secrets. The Stock Company and the Parties shall strictly comply with all the confidentiality provisions established by the Stock Company and shall keep the Confidential Information furnished by the Stock Company and the Parties strictly confidential.

1.

“Confidential Information” refers to any technological information, innovation, invention, know-how, commercial information or any other confidential information furnished by one Party to any other Party or to the Stock Company or furnished by the Stock Company to any other Party.

2.

Unless otherwise stated in the agreement between the information provider and any third party concerning Confidential Information, during the term of this Agreement and within two (2) years following the termination of the Agreement for any reason, the recipient of information shall:

(1)

protect and keep the Confidential Information of the information provider confidential with at least the same degree of care as it protects its own confidential information but in no case with less than a reasonable degree of care;

(2)

not disclose any Confidential Information to any third party unless with the prior written consent of the information provider or in accordance with the provisions of this Agreement; and

(3)

not use any Confidential Information for any purpose except for fulfilling the obligations under this Agreement or the Articles of Association.

3.

For purposes of fulfilling the obligations under this Agreement or the Articles of Association, recipient of information may disclose the Confidential Information where necessary to its directors, senior managers, professional consultants and related parties (collectively referred to as the “Recipients”).

4.

The Parties shall use their best endeavor, and cause the Stock Company to use its best endeavor, to ensure that each Recipient understands and comply with the confidentiality obligation under this Agreement or the Articles of Association.

Article 31

The above article shall not be applicable to:

1.

the Confidential Information that has been or become available to the public and that the disclosure by one party or its Recipients will not constitutes a breach of this Agreement or the Articles of Association;

2.

disclosure as required by and only to the extent required by applicable laws, regulations or disclosures as requested by and only to the extent requested by supervisory departments and regulatory procedures; provided that the contents to be disclosed shall be reviewed and commented by the information provider prior to the disclosure of the Confidential Information, if possible;

3.

disclosure as required by and only to the extent required by applicable laws,

regulations, judicatory or regulatory procedures or necessary for and only to the extent necessary for arbitration or litigation procedures in relation to this Agreement or the Articles of Association.

Chapter X Force Majeure

Article 32

Force Majeure means unforeseeable, unavoidable and uncontrollable events, including fire, flood, tsunami, earthquake, lightning strike, storm and hostile military action. If a party, being directly affected by event of the Force Majeure, has been delayed in performing or has failed to perform all or part of the obligations under this Agreement, such party shall not be liable for breach of contract, provided that all the following conditions can be satisfied:

1.

the event must be the direct reason causing the prevention, obstruction or delay in performing the obligations under the Agreement;

2.

the asserting party has used its best endeavors within reasonable time after the occurrence of the event of Force Majeure to take reasonable measures to fulfill the provisions under this Agreement and minimize the losses of the Stock Company and any other party; and

3.

the asserting party has immediately notified any other party of the occurrence of such event, and within fifteen (15) days, provided written proof of the details about such event, the way it is dealt with and the reason why such party is prevented from performing all or part of the obligations under this Agreement.

The party who directly suffered from the event of Force Majeure shall immediately notify any other party upon the elimination or termination of the event of Force Majeure.

Article 33

Depending on the degree of influence of the event of Force Majeure on the performance of this Agreement, the asserting party shall be released from performing the obligations under this Agreement to the extent the Agreement is so affected and provided that the conditions in Article 32 are satisfied, the Parties shall determine whether to amend or terminate this Agreement or extend the time for fulfillment of this Agreement as soon as possible.

Chapter XI  Liability for Breach of Contract

Article 34

Should any Party hereto fail to make the required capital contributions on schedule in accordance with the provision of this Agreement, the defaulting party shall be liable to pay to the non-defaulting parties a monthly penalty equals to 5% of its capital contribution commencing from the first month after past due (the non-defaulting parties shall share the penalty in proportion to their respective capital contributions). Should the defaulting party fails to pay its capital contribution over 3 months, in addition to the accumulative 15 % penalty, any non-defaulting party shall have the right to terminate this agreement and to claim damages against the defaulting party.

Article 35

If this Agreement cannot be performed or wholly performed due to the default of one party, the defaulting party shall bear the liability for breach of contract; if it is due to the default of the Parties, the defaulting parties shall, based on the actual circumstances, bear their respective liabilities for breach of contract.

Chapter XII Tenure, termination and dissolution

Article 36

The tenure of the Stock Company is 20 years, commencing from the date of issuance of business license.

Article 37

The Stock Company may extend its tenure through a resolution passed at shareholders’ meeting and the application to extend the tenure shall be submitted to the original registration authority 6 months before the expiration of the tenure.

Article 38

The Stock Company must be dissolved and liquidated under any of the following circumstances:

1.

At least one party disagrees to extend the tenure upon its expiration;

2.

The company is not capable of continuing its operation due to incurring of significant losses;

3.

The company is not capable of continuing its operation due to significant losses caused by natural disasters, war and other events of force majeure; or

4.

The events of dissolution as specified in the Articles of Association have occurred.

Article 39

A liquidation team, composed of all the capital contributors, shall be formed to carry out the liquidation process after the Stock Company ceases operation.

The liquidation team shall fulfill the duty of liquidation according to the provisions as stipulated in the Articles of Association and the Company Law.

Residual assets, if any, after settlement of all debts by the Stock Company, shall be distributed in proportion to the respective capital contributions of each Party.

Chapter XIII Governing laws and arbitration

Article 40

This Agreement and all provisions in respect of its entering, effectiveness, interpretation, execution, alteration, termination and arbitration in dispute are governed by the laws of the People’s Republic of China.

Article 41

In case of any dispute on effectiveness, interpretation, execution, alteration or termination of this Agreement or any provisions, the Parties shall try to settle the dispute through friendly consultation at the board of directors or shareholders’ meeting or through the mediation by a third party acceptable to all Parties.

In case no agreement can be reached through consultations or mediation, the disputes shall be submitted to the People’s Court at the place where they reside at anytime.

Article 42

Before the dispute is settled, except related clauses involving item of dispute, the Parties shall continue to perform other clauses specified by this Agreement and other provisions.

Chapter XIV Notice and correspondence

Article 43

Notices, documents and correspondences between the company and the Parties shall be sent in writing via the following correspondence addresses:

Name	Address	Recipient
Hainan Jindi Industry Corporation	3/F., Communications Square, 49 Nansha Road, Haikou	Chou Guohui
Yunnan Feishang Mining Co., Ltd.	Room 205, 14/F., Meiya Building, Middle Renmin Road, Kunming	Jia Zhigang
Yangpu Fengyu Industry Development Co., Ltd.	88 Yantian, Xinyingwan, Yangpu	Xie Yashi
Li Xiaoping	3rd floor, Communication Square, No.49, Jinsha Road, Haikou City, Hainan Province.	Li Xiaoping
Huang Shan	3rd floor, Communication Square, No.49, Jinsha Road, Haikou City, Hainan Province.	Huang Shan
Yu Guangquan	No.1988, Xiaofeng Building, Banshan Park, Guomao Road, Haikou City, Hainan Province.	Yu Guangquan
Lin Yingtao	3rd floor, Communication Square, No.49, Jinsha Road, Haikou City, Hainan Province.	Lin Yingtao
Yi Wenkui	3rd floor, Communication Square, No.49, Jinsha Road, Haikou City, Hainan Province.	Yi Wenkui
Zhou Tianyu	3rd floor, Communication Square, No.49, Jinsha Road, Haikou City, Hainan Province.	Zhou Tianyu

In case there is a change of the correspondence address, the party having the change shall inform other Parties in writing 5 days in advance.

Chapter XV Approval and effectiveness

Article 44

This Agreement shall become effective after the signing and sealing by the Parties hereto.

In case the capital contributors are legal persons, identification document of its legal representative and authorization letter shall be provided for inspection by any other party before this Agreement and provisions are signed.

This Agreement shall have 17 counterparts, one for each party, one for the Stock Company, and one for the registration authority, each of which will be deemed an original and has same legal effect.

Article 45

This Agreement is signed by the Parties in Shenzhen on 10th September, 2007.

(The page below is for signature by the Parties, without any text)

(This page is for signature by the parties, without any text)

Hainan Jindi Industry Corporation	Yunnan Feishang Mining Co., Ltd.

(Seal)	(Seal)

Authorized representative: /s/ Cai Renjie	Authorized representative: /s/ Rao Chenghui

(Signature)	(Signature)

Yangpu Fengyu Industry Development Co., Ltd.

(Seal)

Authorized representative: /s/ Rao Chenghui

(Signature)

Natural person shareholder	/s/ Li Xiaoping

(Signature)

Natural person shareholder	/s/ Huang Shan

(Signature)

Natural person shareholder	/s/ Yu Guangquan

(Signature)

Natural person shareholder	/s/ Lin Yingtao

(Signature)

Natural person shareholder	/s/ Yi Wenkui

(Signature)

Natural person shareholder	/s/ Zhou Tianyu

(Signature)

(Blank below)